Sanofi Pasteur Inaugurates

High Tech Vaccine Production

Facility to Respond to Soaring

Demand Worldwide

- New 100 million euros facility incorporates latest technology to produce vaccines meeting the highest quality standards -

Val de Reuil, France, June 25, 2008—Sanofi Pasteur, the vaccines division of sanofi-aventis Group, announced today the inauguration of a high-tech vaccine production facility in France to respond to soaring demand worldwide. This new 100 million euros facility located in Val de Reuil (North West of France) incorporates the latest technology to produce vaccines that meet the highest standards of quality. It is part of 600 million euros investments undertaken by sanofi pasteur in France between 2005 and 2008.

“Sanofi Pasteur’s commitment to global health is exemplified by significant investments in vaccine production infrastructures. These efforts are aimed at meeting a world demand for vaccines expected to double by 2016”, said Wayne Pisano, President and Chief Executive Officer of sanofi pasteur, who inaugurated the new production unit. “The new facility will provide high-end production work environment for dedicated people who produce vaccines for the world.”

The new highly automated facility can produce vaccines against 20 diseases. It is designed to be ready to switch to pandemic influenza vaccine in the event of a human pandemic influenza, and once a pandemic influenza strain is identified by the World Health Organization (WHO).

“Sanofi Pasteur Val de Reuil site is a hub for global health with over two million doses of vaccines shipped worldwide each day. The new facility will further enable sanofi pasteur to fulfill its commitment of providing highest quality vaccines to protect people from infectious diseases wherever they live,” added Pisano.

Construction of the 7,800 square-meter building began in 2006. It is projected to be operational by the end of 2008, upon certification by health authorities. The facility is scaled to fill 200 million syringes and vials per year, increasing by two fold the current capacity at this site.

The new filling lines are part of a 200 million euros investment project in Val de Reuil that also includes a new building dedicated to vaccine formulation, currently under construction. Formulation, filling and packaging operations are the last manufacturing steps before vaccines are shipped to customers under cold chain conditions. Formulation and filling are performed in a highly automated aseptic environment that meets the most stringent international good manufacturing practices.

A hub for global health

Sanofi Pasteur Val de Reuil operational site is a hub for global health: over 700 million doses of vaccines per year shipped worldwide. Val de Reuil is also the world’s largest production site for seasonal influenza vaccine with 130 million doses produced in 2007.

The Val de Reuil vaccine site was created in 1973 by Institut Pasteur Production. In 1976, Sanofi—now sanofi-aventis—invested in Institut Pasteur Production to support its industrial development. Institut Mérieux—now Sanofi Pasteur—acquired Institut Pasteur Production in 1985.

Over one billion Euros invested in five years

Sanofi Pasteur has invested over one billion euros in industrial capacities worldwide during the last five years (2004-2008) to meet the growing global demand for vaccines. Key recent investments include formulation and filling capacities, completion of the world’s largest production unit for inactivated polio vaccine, and a new influenza vaccine production facility. In 2008, investments translated into the groundbreaking of a new production building for pediatric vaccines located in Marcy L’Etoile, near Lyon, France.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a 1.6 billion doses of vaccine in 2007, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Global Media Relations	US Media Relations
Pascal Barollier	Len Lavenda
T. +33-(0)4-37-37-50-38	T. +1-570-839-4446
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us